

November 9, 2010

Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties, Inc.
60 Cutter Mill Road, Great Neck, NY 11021

      Re: **One Liberty Properties, Inc.**
              Form 10-K
              Filed March 12, 2010
              File No. 001-09279

Dear Mr. Callan:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Jennifer Gowetski
                    Senior Counsel